Churchill Downs Incorporated Electronic EDGAR Proof

Job Number:	**-NOT DEFINED-**
Company Name:	**-NOT DEFINED-**
Form Type:	**8-K**
Reporting Period / Event Date:	**01-17-2007**
Customer Service Representative:	**-NOT DEFINED-**
Revision Number:	**-NOT DEFINED-**

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 17, 2007



(Exact name of registrant as specified in its charter)

Kentucky	0-1469	61-0156015
(State of incorporation)	(Commission file number)	(IRS Employer Identification No.)

700 Central Avenue, Louisville, Kentucky 40208
(Address of principal executive offices)
(Zip Code)

(502) 636-4400
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On January 17, 2007, Michael E. Miller, Executive Vice President and Chief Financial Officer of Churchill Downs Incorporated, voluntarily resigned his position with the corporation, effective January 26, 2007, to pursue other interests. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d)   Exhibits

      99.1   Press Release issued by Churchill Downs Incorporated, dated January 18, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHURCHILL DOWNS INCORPORATED

January 18, 2007   /s/ Robert L. Evans

                                                                Robert L. Evans
                                                               President & Chief Executive Officer



FOR IMMEDIATE RELEASE

Contact: Julie Koenig Loignon
(502) 636-4502
juliek@kyderby.com

MIKE MILLER TO LEAVE CFO POST AT CHURCHILL DOWNS INCORPORATED
Accepts Offer To to Become Partner in Commercial Real Estate Development Firm

LOUISVILLE, Ky. (Jan. 18, 2007) - Churchill Downs Incorporated (NASDAQ: CHDN) ("CDI" or "Company") today announced that Michael E. Miller, who since December 2002 has served as the Company's executive vice president and chief financial officer, is leaving CDI to become chief financial officer of Poe Companies, a commercial real estate development company, located in Louisville, Ky. His final day with CDI will be Jan. 26.

Miller joined CDI in January 2000 as senior vice president of finance, and was promoted to chief financial officer two years later.

"Leaving Churchill Downs Incorporated was not an easy decision for me because I've truly enjoyed my time with the Company and am very proud of what we've accomplished over the last seven years," said Miller. "Being part of CDI's management team has been a tremendous experience, and I appreciate the opportunity I've had to serve the Company and its shareholders. I now have another opportunity to work with a growing company that will provide new challenges for me. I want to thank Bob Evans and Tom Meeker for their leadership and support over the years, as well as my team of employees for their hard work and dedication."

CDI's President and Chief Executive Officer Bob Evans said, "We are disappointed to see Mike go, even though the board of directors, management team and Mike's coworkers certainly understand his desire to take his career in a new direction. Mike has been a great asset for us, having taken the lead on several strategic projects - including key acquisitions and divestitures - that put CDI on solid financial footing.

"Today, Mike has a fantastic opportunity to help another local company identify a path for growth. We are grateful to Mike for his significant contributions over the years and wish him the very best going forward."

During his tenure, Miller spearheaded the Company's acquisition of Fair Grounds Race Course in New Orleans as well as its sale of Hollywood Park, Ellis Park and the pending sale of Hoosier Park at Anderson. He also led efforts to secure public financial support for the $121 million "Master Plan" renovation project to modernize Churchill Downs racetrack. Over a seven-year period, Miller had oversight of a variety of internal departments, including CDI's accounting and finance functions, corporate development, human resources and information technology.

CDI has begun the process to identify Miller's replacement.

Churchill Downs Incorporated, headquartered in Louisville, Ky., owns and operates world-renowned horse racing venues throughout the United States. CDI's five racetracks in Florida, Illinois, Indiana, Kentucky and Louisiana host many of North America's most prestigious races, including the Kentucky Derby and Kentucky Oaks, Arlington Million, Princess Rooney Handicap, Louisiana Derby and Indiana Derby. CDI racetracks have hosted seven Breeders' Cup World Championships. CDI also owns off-track betting facilities and has interests in various television production, telecommunications and racing services companies that support CDI's network of simulcasting and racing operations. CDI trades on the NASDAQ Global Select Market under the symbol CHDN and can be found on the Internet at www.churchilldownsincorporated.com.

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